BB 3/16

UNIT
SECURITIESANDE
Washing

07004400

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGO Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 Glades Road. Suite 200E
(No. and Street)

Boca Raton, (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Gerstein 561-988-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kantor, Geisler & Associates, LLC
(Name – *if individual, state last, first, middle name*)

7705 Davie Road Extension, (Address) Hollywood, (City) FL (State) 33024 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Robert B. Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGO Capital LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CFO

Title

2/21/07

Notary Public

Marie A. Kline
Commission # DD393925
Expires February 9, 2009
Bonded Troy Fain - Insurance, Inc. 800-385-7019

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- x (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ROGO CAPITAL LLC

FINANCIAL STATEMENTS

YEAR ENDED

DECEMBER 31, 2006

ROGO CAPITAL LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

Kantor, Geisler & Associates, LLC

Certified Public Accountants
7705 Davie Road Extension
Hollywood, Florida 33024
(954) 432-3100 (305) 620-0616 (954) 436-6898 Fax

INDEPENDENT AUDITORS' REPORT

Board of Directors
ROGO Capital LLC
Boca Raton, FL

We have audited the accompanying statement of financial condition of ROGO Capital LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ROGO Capital LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kantor, Geisler & Associates, LLC

KANTOR, GEISLER AND ASSOCIATES, LLC

February 20, 2007

ROGO CAPITAL LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2006

Assets

Current assets		
Cash	$ 26,606	
Deposits/Retainers	5,700	
Prepaid expenses	800	
Total current assets		$ 33,106
		$ 33,106

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$ 44	
Total current liabilities		$ 44
Member's Equity		
Member's interest	50,000	
Accumulated deficit	(16,938)	
		33,062
		$ 33,106

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue		
Interest income	$ 185	
Total revenue		$ 185
Expenses		
Office expenses	6,899	
Regulatory fees	2,870	
Professional fees	2,401	
Membership fees	632	
Insurance	499	
Travel & entertainment	277	
Education & seminars	200	
Total expenses		13,778
Net loss		$ (13,593)

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Member's equity - beginning of the year	$ 6,655
Member's contributions during the year	40,000
Net loss for the year ended December 31, 2006	(13,593)
Distributions	-
Member's equity - ending of the year	$ 33,062

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (13,593)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in prepaid expenses	(800)
(Increase) decrease in other assets	(5,700)
Increase (decrease) in accounts payable	44
Total adjustments	(6,456)
Net cash used in operating activities	(20,049)
Cash flows from financing activities:	
Contributions from member	40,000
Net cash provided by financing activities	40,000
Net increase in cash and cash equivalents	19,951
Cash and cash equivalents, beginning of year	6,655
Cash and cash equivalents, end of year	$ 26,606
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest expense	$ -

Read auditors' report and notes to financial statements.

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ROGO Capital LLC, (the Company) a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD") since May 12, 2006, is an investment banking firm that provides a full range of financing solutions to issuers, principally in the financial services, healthcare, high technology and real estate sectors of the economy. It assists clients through underwritings; distribution of private placement securities to institutions and high net worth investors; and investment banking advisory services (such as mergers, acquisitions, divestitures, recapitalizations, value creation strategies and restructurings). The Company was formed in 2005 as a Florida Limited Liability Company and is a wholly owned subsidiary of ROGO Group LLC, a diversified financial service holding company.

Basis of Accounting
The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Income Taxes
As a limited liability company, the Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents
The Company considers all cash and cash equivalents highly liquid investments with an original maturity of three months or less to be cash equivalents. These also include readily marketable securities.

NOTE 2 CREDIT RISK AND OTHER CONCENTRATIONS

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. At various times during the fiscal year, the Company's cash in bank balances may exceed the federally insured limits.

NOTE 3 DEPOSITS/RETAINERS

The Deposits/Retainers are comprised of the following: $1,000 retainer for Capital Markets Compliance, a third party consultant supporting the broker dealer on compliance matters; $2,000 retainer for Kantor, Geisler & Associates, LLC, the firm's independent auditors conducting this audit; and $2,700 deposit for HQ Global Workplace, the firm's landlord.

NOTE 4 PREPAID EXPENSES

At December 31, 2006, prepaid expense consisted of $800 paid to NASD for 2007 state and agent registration fees. At the time of the payment, the firm was registered in Florida, New York, New Jersey and Connecticut. Currently, the firm is also registered in Georgia and Illinois.

NOTE 5 RENT

On September 7, 2006, the firm entered into an agreement with HQ Global Workspace for office space located in Boca Raton, Florida. The term of the lease commenced on October 1, 2006 and runs until February 28, 2007. The monthly rent of $1,350 is inclusive of space, furniture, receptionist, phone equipment, phone and fax lines, long distance phone charges and internet connection. On December 19, 2006, the firm extended the agreement with HQ Global Workspace under the same terms until August 31, 2007. Total rent expense for the year ended December 31, 2006 totaled $4,038.

At December 31, 2006, future minimum annual lease payments for 2007 under the above operating rental agreement totaled $10,800.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. The minimum net capital required for the Company is $5,000; however, income can not be distributed to its members until the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year.

At December 31, 2006, the Company had excess net capital of $21,562.

NOTE 7 EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTARY INFORMATION

ROGO CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2006

Total Member's Equity	$	33,062
Less nonallowable assets and haircuts		(6,500)
Net Capital (agrees to Company's December 31, 2006 FOCUS Report - Part IIA)		26,562
Net Capital Required		5,000
Excess Net Capital	$	21,562

Read report on supplementary information.

ROGO CAPITAL LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
For the Year ended December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

ROGO CAPITAL LLC
Information Relating to the Possession or Control
Under Rule 15c3-3
For the Year ended December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

ROGO CAPITAL LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
For the Year ended December 31, 2006

The net capital computed on Page 11 and the Company's computation of net capital on its December 31, 2006 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

ROGO CAPITAL LLC
Reconciliation, Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation
For the Year ended December 31, 2006

Not Applicable

ROGO CAPITAL LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
For the Year ended December 31, 2006

None

Kantor, Geisler & Associates, LLC

Certified Public Accountants
7705 Davie Road Extension
Hollywood, Florida 33024
(954) 432-3100 (305) 620-0616 (954) 436-6898 Fax

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Robert Gerstein
ROGO Capital LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements of ROGO Capital LLC (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities, may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kantor, Geisler & Associates, LLC

KANTOR, GEISLER & ASSOCIATES, LLC

February 20, 2007

END